

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 26, 2017

Douglas E. Coltharp
Chief Financial Officer
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243

> **Re:** **HealthSouth Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K**
> **Filed April 27, 2017**
> **File No. 001-10315**

Dear Mr. Coltharp:

We have reviewed your filings and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed on April 27, 2017
Exhibit 99.1

1.   Please revise the highlight section on page 1 to disclose net income, the most directly comparable GAAP financial measure to Adjusted EBITDA. Similarly, revise page 2 to include a discussion of net income. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations guidance issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202)-551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney Advisor, at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications